Exhibit 12

 March 24, 2011

Strictly Private and Confidential

sent via email and overnight mail

Mr. John Jackson
Chairman, Conflicts Committee
Encore Energy Partners GP, LLC
5847 San Felipe, Suite 3000
Houston, TX 77057

Dear Mr. Jackson:

Vanguard Natural Resources, LLCs (“VNR”) is pleased to submit a proposal (the “Proposal”) pursuant to which VNR and certain of its affiliates would acquire all of the outstanding common units of Encore Energy Partners LP (“ENP”) not already owned by VNR for  common units in VNR through a unit-for-unit exchange.  As you are aware, VNR, through its subsidiaries, owns ENP’s general partner and approximately 21 million common units, or approximately 46% of ENP’s total outstanding common units.  Subject to the negotiation and execution of definitive documentation containing terms and conditions customary for a transaction of this type (the “Definitive Agreement”), VNR hereby proposes to offer consideration of 0.72 VNR common units for each issued and outstanding publicly-held ENP common unit (the “Consideration”) in a transaction to be structured as a merger between ENP and a wholly-owned subsidiary of VNR.

The Proposal presents a compelling opportunity for ENP unitholders to participate in the combined entity.  The transaction would create a pro forma enterprise of significantly increased size and scale, improved overall operating reach and greater cash flow stability.  Additionally, unitholders in the pro forma enterprise would benefit from the realization of meaningful cost synergies, expanded geographic reach and diversification, along with the ability to more aggressively compete for future acquisitions.  The combination would further benefit ENP unitholders through the extinguishment of the Administrative Services Agreement, which currently requires ENP to pay a quarterly fee to its general partner in connection with the provision of general and administrative services on ENP’s behalf, which fees are expected to increase in April 2011.

Unless and until a transaction is completed, we anticipate that the ENP business will continue to operate in accordance with current practice.

We expect that the board of directors of ENP will delegate to your conflicts committee (the “ENP Conflicts Committee”) the authority to evaluate the Proposal, and the officers of VNR who sit on the ENP board of directors will support such delegation of authority.  We would appreciate an opportunity to present the Proposal in more detail to the ENP Conflicts Committee and its advisors as soon as possible.  However, please be aware that VNR is interested only in acquiring common units of ENP and not in selling interests in ENP or its general partner.

This proposal is non-binding, and no agreement, arrangement or understanding between the parties with respect to this proposal or any other transaction shall be created until such time as a mutually satisfactory Definitive Agreement is executed and delivered.  The transaction and the Definitive Agreement will require approval by VNR’s Board of Directors and, if requested, the conflicts committee of our Board of Directors.

VNR is excited about the prospect of working with the ENP Conflicts Committee to complete a transaction that is attractive to ENP’s unitholders and creates an enterprise that can be successful in the upstream MLP market.

Sincerely,

Vanguard Natural Resources, LLC

/s/ Scott W. Smith
Scott W. Smith
President, Chief Executive Officer and Director